Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: October 28, 2022

DATABOOK Financial Results for 2Q of Fiscal Year Ending March 31, 2023 October 28 , 2022 Monex Group TSE Prime: 8698

I. Market & Transaction Data © Monex Group, Inc. 1

Market and Transaction Data (3) U.S., Crypto Asset, and Asia-Pacific Segment

MONEX GROUP

		FYE Mar. 2021			FYE Mar. 2022				FYE Mar. 2023	
		2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
U.S. Segment – TradeStation Group										
Customers' Assets in Custody (*1)		825,182	955,641	1,144,240	1,262,119	1,254,015	1,413,790	1,463,980	1,263,405	1,293,773
Total accounts (*2)		125,315	131,431	145,887	156,961	162,751	173,837	183,403	189,127	191,947
DARTs	Equities	129,130	157,454	180,574	132,374	119,804	123,763	126,650	123,539	106,199
	Options	21,747	23,070	26,935	24,764	25,945	27,906	32,724	29,802	29,921
	Futures	67,683	57,975	67,402	55,380	56,384	61,922	77,271	73,608	74,365
VIX	VIX Close Average	25.81	25.62	23.20	18.00	18.29	19.27	25.37	27.35	24.73
Crypto Asset Segment (Coincheck)										
Customers' Assets in Custody		106,813	183,953	435,934	329,345	444,547	441,362	481,024	233,357	279,496
Number of verified		992,021	1,035,942	1,204,500	1,354,927	1,430,308	1,534,173	1,620,025	1,705,307	1,749,692
Customer distribution	Under 30	-	-	-	60%	60%	59%	59%	58%	58%
	40s and 50s	-	-	-	35%	35%	36%	36%	37%	37%
	Over 60	-	-	-	5%	5%	5%	5%	5%	5%
Exchange Trading value (JPY 100million)		3,950	8,383	20,716	18,155	11,848	14,789	8,589	8,602	7,566
Market place Trading value (JPY 100million)		433	914	2,840	2,727	1,144	1,147	666	640	352
Asia-Pacific Segment - Monex Boom Securities+Monex Securities Australia										
Customers' Assets in Custody (*1) (*2)		167,542	190,299	215,365	227,952	211,544	220,788	215,315	210,447	198,224
Accounts with balances		17,286	18,387	20,935	21,502	21,931	22,138	22,384	22,829	23,114
DARTs		4,713	4,316	6,886	3,831	4,226	3,550	3,802	3,372	2,717

(*1) Customers' Assets in custody of TradeStation Group, Inc. and Asia-Pacific segment include the balance of foreign stocks and some deposits of each company.
(*2) The number of total accounts in 3Q and 4Q of FYE Mar. 2022 have been modified.

© Monex Group, Inc.

2

Market and Transaction Data (4) Number of Employees 3 © Monex Group, Inc. FYE Mar. 2021 FYE Mar. 2022 FYE Mar. 2023 2Q End 3Q End 4Q End 1Q End 2Q End 3Q End 4Q End 1Q End 2Q End Japan Segment 408 410 404 420 421 469 466 480 495 Monex Group, Inc. 49 46 46 42 44 47 45 46 40 Monex, Inc. 329 332 326 344 341 342 339 349 367 Others 30 32 32 34 36 80 82 85 88 U.S. Segment 495 511 525 585 673 714 749 777 671 Asia - Pacific Segment 53 51 53 53 50 54 53 53 52 Crypto Asset Segment 129 134 147 152 174 186 212 235 257 Total 1,085 1,106 1,129 1,210 1,318 1,423 1,480 1,545 1,475

II. Financial Data 4 © Monex Group, Inc.

Quarterly financial results by segment Crypto Asset Segment

(JPY million) MONEX GROUP

	FYE Mar.2022			FYE Mar.2023	
	2Q	3Q	4Q	1Q	2Q
Brokerage commissions	7	8	5	4	4
Stocks and ETFs	-	-	-	-	-
Options and Futures	-	-	-	-	-
Cryptocurrency	7	8	5	4	4
Underwriting and distribution commissions	-	-	-	-	-
Subscription and distribution commissions	-	-	-	-	-
Other commissions	565	323	116	254	160
Margin forex trades commissions (OTC)	-	-	-	-	-
Margin transaction management fee / transfer fee	-	-	-	-	-
Mutual funds agency commissions	-	-	-	-	-
Others	565	323	116	254	160
Net trading income	7,074	4,447	2,451	2,343	1,237
Financial income	-	-	-	-	-
Sales	132	237	581	591	218
Other operating income	-67	36	19	-	-
Total operating revenue	7,711	5,051	3,172	3,191	1,619
Financial expenses	1	1	-2	0	1
Cost of sales	14	23	13	29	55
Total operating revenue after deducting financial expenses and cost of sales	7,695	5,027	3,160	3,162	1,563
Selling, general and administrative expenses	2,934	3,910	4,313	2,682	1,890
The amount equivalent to operating income	4,761	1,118	-1,153	479	-328
Other income	77	-1	54	11	-2
Other expenses	7	1	-27	75	61
Quarterly profit before income taxes	4,831	1,116	-1,072	415	-391
Income taxes	1,489	354	-528	148	-183
Quarterly profit	3,341	762	-544	268	-207

	FYE Mar.2022			FYE Mar.2023	
	2Q	3Q	4Q	1Q	2Q
Transaction-related expenses	1,568	2,387	1,343	918	725
Commissions paid	169	214	102	113	102
Exchange and association dues	-	-	-	-	-
Communication, freight and information expenses	135	171	183	204	231
Advertising expenses	1,259	1,992	1,053	591	382
Others	5	10	6	10	10
Compensation and benefits	479	582	2,018	571	512
Rental and maintenance	6	6	6	11	13
Rental expenses	6	6	6	10	12
Maintenance expenses	0	0	0	1	1
Data processing and office supplies	181	186	160	244	190
Data processing	181	186	160	244	190
Office supplies	-	-	-	-	-
Amortization and depreciation	100	103	300	112	107
Taxes other than income taxes	69	26	14	16	9
Other operating expenses	531	621	471	811	334
Total selling, general and administrative expenses	2,934	3,910	4,313	2,682	1,890
Gain or loss on valuation of investments in securities	-	-	-	-	-
Gain or loss on sales of investments in securities	-	-	-	-	-
Dividends income	-	-	-	-	-
Loss on disposal of fixed assets	-	-	-	-	-
Change in Fair value of Contingent consideration	-	-	-	-	-
Equity in profits or losses of equity method investments	-	-	-	-	-
Impairment loss on non-financial assets	-	-	-	-	-
Others	70	-2	81	-64	-63
Total of other income and expenses	70	-2	81	-64	-63

© Monex Group, Inc.

5

Yearly financial results by segment Crypto Asset Segment

(JPY million) MONEX GROUP

	FYE Mar.2021	FYE Mar.2022	Variance	Change
Brokerage commissions	40	31	-10	-23.8%
Stocks and ETFs	-	-	-	-
Options and Futures	-	-	-	-
Cryptocurrency	40	31	-10	-23.8%
Underwriting and distribution commissions	-	-	-	-
Subscription and distribution commissions	-	-	-	-
Other commissions	812	1,463	651	80.1%
Margin forex trades commissions (OTC)	-	-	-	-
Margin transaction management fee / transfer fee	-	-	-	-
Mutual funds agency commissions	-	-	-	-
Others	812	1,463	651	80.1%
Net trading income	19,960	26,144	6,185	31.0%
Financial income	-	-	-	-
Sales	-	950	950	-
Other operating income	14	85	71	498.3%
Total operating revenue	20,826	28,673	7,847	37.7%
Financial expenses	5	1	-4	-76.1%
Cost of sales		51	51	-
Total operating revenue after deducting financial expenses	20,822	28,621	7,799	37.5%
Selling, general and administrative expenses	7,129	14,909	7,780	109.1%
The amount equivalent to operating income	13,693	13,712	20	0.1%
Other income	5	139	134	2,436.8%
Other expenses	3,831	-18	-3,849	-100.5%
Profit before income taxes	9,868	13,870	4,002	40.6%
Income taxes	3,398	4,163	765	22.5%
Profit	6,469	9,707	3,238	50.0%

	FYE Mar.2021	FYE Mar.2022	Variance	Change
Transaction-related expenses	2,878	7,151	4,274	148.5%
Commissions paid	485	755	269	55.5%
Exchange and association dues	-	-	-	-
Communication, freight and information expenses	322	627	304	94.3%
Advertising expenses	2,055	5,745	3,690	179.6%
Others	15	25	10	64.7%
Compensation and benefits	2,047	3,861	1,814	88.6%
Rental and maintenance	3	22	20	761.7%
Rental expenses	2	22	20	1,009.6%
Maintenance expenses	1	1	0	3.0%
Data processing and office supplies	328	703	375	114.1%
Data processing	328	703	375	114.1%
Office supplies	-	-	-	-
Amortization and depreciation	368	600	232	63.2%
Taxes other than income taxes	222	237	15	6.9%
Other operating expenses	1,284	2,333	1,049	81.7%
Total selling, general and administrative expenses	7,129	14,909	7,780	109.1%
Gain or loss on valuation of investments in securities	-	-	-	-
Gain or loss on sales of investments in securities	-	-	-	-
Dividends income	-	-	-	-
Loss on disposal on fixed assets	-	-	-	-
Change in Fair value of Contingent consideration	-3,788	-	3,788	-
Equity in profits or losses of equity method investments	-	-	-	-
Impairment loss on non-financial assets	-	-	-	-
Others	-37	157	194	-
Total of other income and expenses	-3,825	157	3,983	-

© Monex Group, Inc.
6

Disclaimer About TradeStation Group Cautionary Statement Regarding Forward - Looking Statements This communication contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 199 5, as amended, that reflect TradeStation’s current views with respect to, among other things, the future operations and financial performance of TradeStation . Forward - looking statements in this communication may be identified by the use of words such as “anticipating,” “believes,” “can,” “continue,” “continuously,” “enhance,” “expects,” “hope,” “in progress,” “intends,” “may,” “over time,” “planned,” “se eks ,” “should,” “strategic,” “target,” “think,” “try,” “try to,” “will” and similar terms and phrases. Forward - looking statements c ontained in this communication include, but are not limited to, statements as to ( i ) TradeStation’s efforts regarding its revenue growth strategy, including the success of marketing expenditures and campaigns and approaches and its ability to grow its customer account base generally and the pace at which such growth is, or is not, accomplished, (ii) ongoing volume levels of customer trading activity and trading - related reven ue generated, (iii) the success, or lack thereof, of TradeStation’s crypto account - opening/marketing promotion, and whether crypto customer accounts added through such promotion will provide further funding or deposits to, or trade in, such accounts, (iv) whether TradeStation’s planned product and service enhancements, including those recently launched or currently in progress, will be considered valu ab le or attractive by customers and customer prospects, or completed timely, or at all, and (v) whether federal fund target int ere st rates will continue to increase, and if so when, whether the effective interest rates will match the target rates, and whether TradeStation will be able to benefit through increased net interest income if those rates continue to increase. The forward - looking statemen ts contained in this communication are based on the current expectations of TradeStation and its management and are subject to risks and uncertainties. No assurance can be given that future developments affecting TradeStation will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, re gional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control o f TradeStation . Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements. Factors that c ould cause actual results to differ may emerge from time to time, and it is not possible to predict all of them. Any forward - loo king statement made in this communication speaks only as of the date hereof. TradeStation undertakes no obligation to update, revise or review any forward - looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applica ble securities laws. Trademarks, Trade Names and Service Marks This presentation includes trademarks, trade names and service marks that are the property of their respective owners, and ar e p rotected under applicable intellectual property laws. Proposed Business Combination As previously announced, TradeStation Group, Inc. (the “Company”) and Quantum FinTech Acquisition Corporation (“Quantum”) have entered into agreements to effect a business combination (the “Business Combination” ). This presentation does not constitute ( i ) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combinatio n o r (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of the Company, Quantum, the combined compan y o r any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the req uir ements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities i n a ny states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other ju risdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation . In connection with the proposed Business Combination between the Company and Quantum, the Company has filed a registration st ate ment on Form S - 4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a pro xy statement / prospectus relating to the offer of the securities to be issued to Quantum. Investors, security holders and ot her interested persons are advised to read the Registration Statement and proxy statement / prospectus and any amendments thereto, and other relevan t d ocuments that are filed with the SEC carefully and in their entirety because they will contain important information about th e C ompany, Quantum and the proposed Business Combination. The definitive proxy statement / prospectus will be mailed to stockhol der s of Quantum as of a record date to be established for voting on the proposed Business Combination. Investors, security holders and other interest ed persons will also be able to obtain copies of the Registration Statement and other documents containing important information ab out the Business Combination and the parties to the Business Combination once such documents are filed with the SEC, without cha rge, at the SEC’s website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corp., 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at IR@qftac or p.com. Quantum and the Company, their respective directors and executive officers and certain investors may be considered participan ts in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information abou t t he directors and executive officers of Quantum and their ownership is set forth in Quantum’s filings with the SEC, including its final prospectus relating to its initial public offering in February 2021, which is available free of charge at the SEC’s website at www.sec.gov. Additional i nfo rmation regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Quantum sha reholders in connection with the proposed Business Combination, including the Company’s directors and executive officers and cer tain investors, is contained in the Registration Statement for the Business Combination. About Coincheck Important Information About the Business Combination and Where to Find It In connection with the proposed business combination in connection with to the business combination agreement among Coincheck , Inc. (“ Coincheck ”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“THCP”) and others, CCG intends to file a registration statemen t on Form F - 4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP’s solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the reg istration statement has been filed and declared effective by the U.S. Securities and Exchange Commission (“SEC”), THCP w ill mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the propos ed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other do cuments with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholde rs and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP’s solicitation of pro xie s for the special meeting to be held to approve the transactions contemplated by the proposed business combination because th ese materials will contain important information about CCG, Coincheck , THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available , w ithout charge, at the SEC’s website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9 912 Georgetown Pike, Suite D203, Great Falls, VA 22066 . Participants in the Solicitation CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP’s stoc kh olders in connection with the proposed business combination. THCP’s stockholders and other interested persons may obtain, wit hou t charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck’s website at corporate.coincheck.com, or in THCP’s registration statement on Form S - 1 filed on June 21, 2021, respectively. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP’s s toc kholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transactio n w hen available. Additional information regarding the interests of participants in the solicitation of proxies in connection wi th the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination. Forward - Looking Statements This presentation includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among ot her things, the future operations and financial performance of the Company, THCP , Coincheck and CCG. Forward - looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “o utl ook,” “future,” and “project” and other similar expressions that predict or indicate future events or trends or that are not sta tements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Suc h forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP , Coincheck , or CCG after completion of the proposed business combination are based on current expectations that are subject to risks an d u ncertainties. No assurance can be given that future developments affecting Company, THCP , Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, compe tit ive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck . Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual re sul ts may vary in material respects from those projected in these forward - looking statements. A number of factors could cause actual results or outcomes to differ materi ally from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurren ce of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (th e “ Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due t o t he failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummatio n of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the antic ip ated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CC G to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable la ws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indi ca ted from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance up on any forward - looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward - looking statements, whether as a result of new information, future even ts or otherwise, except as may be required by law . This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to f ait hfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guarante ed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.